

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 26, 2023

Zhuang Richun
Chief Executive Officer
Kun Peng International Ltd.
1F, Building 3, No 1001 Huihe South Street
Banbidian Village
Gaobeidian Town, Chaoyang District
Beijing, PRC

> **Re: Kun Peng International Ltd.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2022**
> **Response dated May 19, 2023**
> **File No. 333-169805**

Dear Zhuang Richun:

We have reviewed your May 19, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2023 letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2022

Implications of Being a Holding Company Transfers of Cash to and from Our Subsidiaries, page 7

1. We note your revisions to your disclosure in response to comment 9. Please revise your disclosure to describe your intentions to distribute earnings or settle amounts owed under the VIE agreements.

Contractual Arrangements, page 11

2. We note your revised disclosure in response to comment 8. Please further revise your corporate structure diagram to include a dotted line to designate your relationship with

your VIE rather than a solid line.

Item 1. Business
Condensed Consolidating Schedule, page 14

3.   We reviewed the revisions made in response to comment 10. Please revise future filings to include a separate column for the WFOE that is the primary beneficiary of the VIE.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at (202) 551-3342 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Celia Velletri